SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2005
FINANCIAL AND OPERATING REPORT

Mexico City, July 28, 2005 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2005.

  With subscriber growth accelerating in the second quarter, América Móvil registered the greatest number of net subscriber additions ever, 7.4 million, twice as many as seen in the same period of the previous year. Through June, net additions reached 12.7 million. América Móvil’s wireless subscriber base stood at 73.8 million at the end of June, which together with 2.0 million fixed lines represent a combined 75.7 million lines.

  Colombia led in subscriber additions with 2.2 million whereas Brazil obtained 1.9 million net adds in the quarter, Mexico 1.7 million and Argentina 824 thousand. In Colombia and Brazil the net additions were the highest ever in a quarter.

  Second quarter revenues expanded 9.7% sequentially and 33.5% annually, to 42.6 billion pesos, while revenues through June reached 81.4 billion pesos, 33.3% more than a year before.

  EBITDA came in at 11.8 billion pesos, or 27.7% of revenues. Six-month EBITDA rose 16.4% year-on-year to 24.4 billion pesos, 30.0% of revenues, while operating profits reached 14.7 billion pesos, 23.7% more than a year before.

  Foreign exchange gains stemming from strong appreciation of the Brazilian real and the Mexican peso in the quarter helped generate a comprehensive financing income of 3.3 billion pesos.

  Net income rose to 7.9 billion pesos in the quarter and was 2.5 times greater than the one seen a year before. For the first semester, net income totaled 12.4 billion pesos and was 63.3% higher than that of the year before. Earnings were equivalent to 0.65 pesos per share and 1.18 dollars per ADR in the second quarter.

  Net debt fell to 36.7 billion pesos on the back of strong cash generation. The ratio of net debt to EBITDA (last twelve months) decreased to 0.80x. América Móvil returned to the market 3.3 billion pesos by way of share buybacks and dividend payments.

América Móvil Fundamentals
Constant Mex$

	Jan - Jun 05	2Q05	2Q04

EPS (Mex$)*	1.02	0.65	0.26
Earnings per ADR (US$)**	1.83	1.18	0.45
Net Income (millions of Mex$)	12,388	7,897	3,187
EBITDA (millions of Mex$)	24,405	11,799	10,731
EBIT (millions of Mex$)	14,678	6,741	6,355

Shares Outstanding (billion)	12.19	12.19	12.50
ADRs Equivalent (billion)	0.61	0.61	0.62

*	Net Income / Total Shares outstanding
**	20 Shares per ADR

Relevant Events

Since June 1990, our subscriber base has increased from 14.6 thousand subscribers to 73.8 million subscribers, which represents a 76.6% compound annual growth rate of our subscriber base. Although they have increased significantly over the last two years, wireless penetration rates in Latin America are still relatively low in some countries and generally appear to be poised for continued growth.

On May 9th, América Móvil entered into an agreement with the company Hutchison Telecom to acquire its operator in the Republic of Paraguay. The company offers wireless and value-added services throughout the country. The deal was completed on July 13th.

Telcel and Unefón converted a capacity-provision service agreement entered into at the end of 2003 into a purchase-sale transaction of 8.4 Mhz of spectrum in the 1900 Mhz band nationwide. Telcel now owns the referred spectrum in all 9 regions of Mexico. The operation did not entail any cash outlays or future capital commitments.

América Móvil carried out in July the split approved by our Annual Shareholder’s Assembly by which every América Móvil share was exchanged by three new shares.

Subscribers

América Móvil added 7.4 million new subscribers in the second quarter of 2005, more than double the net additions registered the previous year, bringing to 12.7 million the net subscriber additions of the first half of the year, all of which were organic. Our subscriber base stood at 73.8 million subscribers at the end of June, the majority of which were equity subscribers (73.3 million). Year-on-year subscriber growth of 46.6% is the fastest registered in the last three years of operations. Combining the 2.0 million fixed lines and 73.8 million wireless subscribers, América Móvil surpassed 75.8 million lines in June 2005.

In 2005, Latin America has experienced an acceleration of subscriber growth which is evidenced by increasing penetration rates everywhere. Mexico, Brazil and Argentina have converged to similar levels of wireless penetration, reaching approximately 42% at the end of the second quarter, up from around 35% at the end of 2004. Colombia and Ecuador have also seen extraordinary gains in terms of wireless penetration. Ecuador has reached 38% penetration, ten percentage points ahead of December 2004, while Colombia has surged to 34% penetration, from 23% in December, making it the most impressive increase in the region.

Our operations in Colombia, under the brand name Comcel, gained a record 2.2 million wireless subscribers in the quarter, ten times more than in the same period of 2004, to reach 9.2 million clients. It was our fastest growing subsidiary in the period. In the second quarter alone, Comcel exceeded the net additions it obtained in all of 2004, when we posted record gains of 2.1 million net clients.

On the back of strong seasonality of sales around Mother’s Day and Valentine’s Day, operations in Brazil obtained a record 1.9 million subscribers in the quarter—three times more than in the first quarter and its highest level ever of quarterly net additions—bringing to 2.5 million the net subscriber gains for the first half of the year. Our wireless subscriber base in Brazil surpassed 16.2 million clients in June, which implies a 13.4% sequential and 45.8% annual increase.

In Mexico, the pace of subscriber growth continued strong, with 1.7 million net additions in the quarter (57% more than in the previous year) that increased its subscriber base to 32.3 million in June 2005. In the first half of the year, Telcel obtained 3.4 million new subscribers. Mexico, Brazil and Colombia accounted for over three quarters of all subscriber net additions in the second quarter.

CTI Móvil in Argentina, continued to show remarkable growth, with 824 thousand new clients in the quarter and a total subscriber base of nearly five million at the end of June. Net additions in the second quarter doubled those of last year. CTI positioned itself ahead of the former wireless incumbent in Argentina this quarter, with over 30% market share by subscribers. CTI has gained more than ten percentage points of market share since it came under América Móvil’s control at the end of 2003.

Ecuador added 429 thousand new clients in the second quarter, bringing its subscriber base to 3.1 million in June. Net additions in the first half of the year, 739 thousand, almost equaled those registered in all of 2004. Tracfone, our U.S. subsidiary, reached 4.9 million subscribers at the end of the second quarter, 38.6% more than the year before.

Our combined wireless subscriber base in Central America increased by 11.6% in the quarter, to 3.1 million, after adding 323 thousand subscribers in the period. Rapid subscriber growth has characterized our operations in Central America, with yearly growth rates well above 50%. The combined number of fixed lines increased to 2.0 million in the region.

Subscribers as of June 2005
Thousands

	Total (1)					Equity (2)

Country	Jun-05	Mar-05	Var.%	Jun-04	Var.%	Jun-05	Mar-05	Var.%	Jun-04	Var.%

Mexico	32,294	30,629	5.4%	25,637	26.0%	32,294	30,629	5.4%	25,637	26.0%
Argentina	4,915	4,091	20.1%	2,016	143.8%	4,915	4,091	20.1%	1,855	165.0%
Brazil	16,201	14,292	13.4%	11,115	45.8%	15,965	14,082	13.4%	10,805	47.8%

Colombia	9,174	7,022	30.6%	4,319	112.4%	9,101	6,966	30.6%	4,133	120.2%
Ecuador	3,065	2,636	16.3%	1,826	67.9%	3,065	2,636	16.3%	1,826	67.9%
El Salvador	681	597	14.0%	349	95.1%	652	571	14.1%	184	255.1%

Guatemala	1,589	1,453	9.4%	1,059	50.0%	1,575	1,438	9.5%	1,049	50.1%
Honduras	289	238	21.1%	98	193.2%	289	238	21.1%	98	193.2%
Nicaragua (3)	547	494	10.6%	340	60.8%	542	489	10.8%	251	116.0%

Uruguay	69	36	93.6%	0	n.m.	69	36	93.6%	0	n.m.
U.S.A.	4,934	4,851	1.7%	3,560	38.6%	4,845	4,763	1.7%	3,496	38.6%

Total Wireless	73,757	66,339	11.2%	50,319	46.6%	73,310	65,939	11.2%	49,333	48.6%

El Salvador	801	789	1.5%	756	6.0%	767	755	1.6%	398	93.0%
Guatemala	928	917	1.2%	972	-4.5%	920	908	1.3%	962	-4.4%
Nicaragua	224	219	2.5%	207	8.1%	223	217	2.7%	102	118.9%

Total Fixed	1,954	1,925	1.5%	1,935	1.0%	1,909	1,880	1.6%	1,461	30.7%

Total Lines	75,711	68,263	10.9%	52,255	44.9%	75,220	67,819	10.9%	50,794	48.1%

(1)	Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started
(2)	Includes total subscribers weighted by the economic interest held in each company.
(3)	Includes Enitel.
n.m. not meanignful

Wireless Penetration Rates

América Móvil’s Consolidated Results

Buoyed by continued economic growth throughout the Americas and by an acceleration of subscriber growth seemingly driven by network effects, América Móvil’s second quarter revenues increased nearly 10% sequentially and 33.5% annually to 42.6 billion pesos, bringing the total for the first half of the year to 81.4 billion pesos, 33.3% more than the year before.

EBITDA came in at 11.8 billion pesos in the second quarter and 24.4 billion in the first half of the year. The EBITDA margin came down to 27.7% from 33.6·% in the same period of 2004 on account of the faster subscriber growth and its impact on overall subscriber acquisition costs.

An operating profit of 6.7 billion pesos was registered in the quarter, bringing the first six months’ total to 14.7 billion pesos, or 18.0% of revenues. Relative to the first half of 2004, operating profits were up 23.7% .

The strong appreciation of the Brazilian real and the Mexican peso vis-à-vis the U.S. dollar in the second quarter, 12.8% and 4.8% respectively, resulted in foreign exchange gains of 4.3 billion pesos in the quarter, which more than offset interest and other financial expenses and resulted in a comprehensive financing income of 3.3 billion pesos.

América Móvil obtained a net profit of 7.9 billion pesos in the second quarter, equivalent to 65 peso cents per share and 1.18 dollars per ADR. The net profit for the first half of the year came in at 12.4 billion pesos, 63.3% more than a year before.

The company’s operating cash flow was directed towards the payment of capital expenditures (17.6 billion pesos), share buybacks and dividends (3.3 billion pesos) and the reduction of net debt (3.2 billion pesos).

Net debt stood at 36.7 billion pesos at the end of June, down from 42.7 billion pesos in December, a 14.1% reduction. Relative to EBITDA (last twelve months), net debt has fallen to 0.80x.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	2Q05	2Q04	Var.%	Jan - Jun 05	Jan -Jun 04	Var.%

Service Revenues	34,349	26,732	28.5%	66,816	51,480	29.8%
Equipment Revenues	8,238	5,161	59.6%	14,575	9,564	52.4%

Total Revenues	42,587	31,893	33.5%	81,391	61,045	33.3%

Cost of Service	8,152	6,401	27.4%	15,813	12,511	26.4%
Cost of Equipment	13,681	8,625	58.6%	24,082	15,811	52.3%
Selling, General & Administrative Expenses	8,955	6,137	45.9%	17,091	11,748	45.5%

Total Costs and Expenses	30,788	21,162	45.5%	56,986	40,070	42.2%

Ebitda	11,799	10,731	10.0%	24,405	20,974	16.4%
% of Total Revenues	27.7%	33.6%		30.0%	34.4%

Depreciation & Amortization	5,058	4,376	15.6%	9,726	9,109	6.8%

Ebit	6,741	6,355	6.1%	14,678	11,865	23.7%
% of Total Revenues	15.8%	19.9%		18.0%	19.4%

Net Interest Expense	947	418	126.3%	1,910	924	106.6%
Other Financial Expenses	633	173	265.2%	961	423	127.2%
Foreign Exchange Loss	-4,344	1,293	n.m.	-4,379	1,183	n.m.
Monetary Result	-570	-389	-46.4%	-1,400	-1,414	1.1%

Comprehensive Financing Cost (Income)	-3,334	1,495	-322.9%	-2,908	1,116	-360.6%

Other Income and Expenses	-298	88	n.m.	-273	166	-264.6%
Income & Deferred Taxes	2,409	1,323	82.1%	5,368	2,632	104.0%

Net Income before Minority Interest and Equity	7,964	3,449	130.9%	12,491	7,952	57.1%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	21	15	45.3%	52	37	37.7%
Minority Interest	45	246	-81.8%	51	327	-84.5%

Net Income	7,897	3,187	147.8%	12,388	7,588	63.3%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Jun-05	Dec-04	Var.%	Jun-04	Var.%		Jun-05	Dec-04	Var.%	Jun-04	Var.%

Current Assets						Current Liabilities
Cash & Securities	22,652	19,269	17.6%	16,506	37.2%	Short Term Debt**	8,978	5,438	65.1%	5,980	50.1%
Accounts Receivable	21,458	20,982	2.3%	13,012	64.9%	Accounts Payable	46,257	36,877	25.4%	28,002	65.2%
Other Current Assets	4,597	4,188	9.8%	3,524	30.5%	Other Current Liabilities	13,450	12,713	5.8%	9,877	36.2%

Inventories	10,450	11,338	-7.8%	7,293	43.3%		68,685	55,028	24.8%	43,859	56.6%

	59,158	55,777	6.1%	40,335	46.7%

Long-Term Assets
Plant & Equipment	93,691	85,627	9.4%	81,851	14.5%
Investments in Affiliates	754	658	14.6%	1,951	-61.4%	Long-Term Liabilities
						Long Term Debt	50,363	56,538	-10.9%	47,422	6.2%
Deferred Assets						Other Liabilities	7,400	6,470	14.4%	3,872	91.1%

Goodwill (Net)	9,688	9,603	0.9%	8,984	7.8%		57,763	63,008	-8.3%	51,294	12.6%
Brands, Patents & Licenses	38,458	35,323	8.9%	34,065	12.9%
Deferred Assets	6,285	9,268	-32.2%	4,964	26.6%
						Shareholder's Equity	81,586	78,219	4.3%	76,996	6.0%

Total Assets	208,033	196,256	6.0%	172,149	20.8%	Total Liabilities and Equity	208,033	196,256	6.0%	172,149	20.8%

*	This presentation conforms with that of América Móvil's audited financial statements
**	Includes current portion of Long Term Debt

Mexico

Telcel’s subscriber base reached 32.3 million in June, after net additions of 1.7 million subscribers in the second quarter, 57% more than the previous year’s. Through June, net additions totaled 3.4 million.

Second quarter revenues reached 21.1 billion pesos, and were up 6.1% sequentially and 20.1% year-on-year. Service revenues showed a similar growth trend over the period; ARPUs remained practically flat in the quarter in constant peso terms. For the first half of 2005 revenues came in at 41 billion pesos, a figure that is 21.3% higher than that of the same period of 2004.

Data applications continue to grow and have helped Telcel expand its service revenues. Data revenues, including SMS, represent 11.3% of its service revenues. Telcel currently has international SMS agreements with nearly 100 operators in four continents.

Effective cost controls and reductions in the cost of service allowed EBITDA to grow twice as fast as revenues in the second quarter. A 12.7% sequential rise in EBITDA, to a total of 9.4 billion pesos, resulted in a 44.7% EBITDA margin in the quarter, 100 basis points more than a year before. Year-on-year, second quarter EBITDA was up 23.0% . Through June, EBITDA amounted to 17.8 billion pesos, rising in line with total revenues relative to the previous year. The migration of subscribers to GSM has continued at a rapid pace and has had a positive impact on the EBITDA margin. Already over half of our subscribers use the GSM network compared to 28% a year ago.

Operating profits came in at 8.0 billion pesos, allowing for an operating margin of 37.9%, 2.7 percentage points above the previous quarter’s. During the first six months of the year, operating profits at Telcel rose 23.8% year-on-year to 15.0 billion pesos.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	2Q05	2Q04	Var.%	Jan - Jun 05	Jan - Jun 04	Var.%

Revenues	21,079	17,551	20.1%	40,952	33,747	21.3%
EBITDA	9,429	7,669	23.0%	17,798	14,611	21.8%
%	44.7%	43.7%		43.5%	43.3%
EBIT	7,999	6,396	25.1%	14,988	12,105	23.8%
%	37.9%	36.4%		36.6%	35.9%

Mexico's Operating Data

	2Q05	2Q04	Var. %

Subscribers (thousands)	32,294	25,637	26.0%
Postpaid	2,038	1,581	28.9%
Prepaid	30,256	24,057	25.8%
MOU	102	99	2.4%
ARPU (Constant Mex$)	186	199	-6.4%
Churn (%)	2.9%	2.9%	0.0

Argentina & Uruguay

Subscriber growth trends remained strong in Argentina, with CTI adding twice as many subscribers in the second quarter of this year as in the same period a year ago to finish June with nearly five million subscribers. The subscriber base increased by 20.1% quarter-over-quarter and almost 150% annually. CTI has positioned itself as the number two player in the market, having gained more than ten percentage points of market share since América Móvil took over the company. In Uruguay, our operations now have 69 thousand subscribers after seven months of operations. MOUs averaged 99 while ARPUs averaged 312 urguyan pesos in the second quarter

Rapid revenue growth in Argentina followed that of subscribers, leading to a 13.2% sequential increase in total revenues (118% annual), to 649 million Argentinean pesos. In the first half of the year, revenues totaled 1.2 billion pesos, 131% more than a year before. The most dynamic component of revenues has been service revenues, which have grown at an even faster rate than total revenues.

In spite of fast-paced subscriber growth for the second year running, EBITDA has recovered significantly this year. Second quarter EBITDA amounted to 46 million Argentinean pesos, versus five million a year ago, and was equivalent to 7.0% of revenues in the quarter. EBITDA for the first half of the year totaled 115 million pesos, 161.5% over the previous year’s.

CTI registered an operating profit of 13 million pesos in the second quarter which brought the total for the first six months to 62 million pesos, equivalent to 5.1% of revenues.

INCOME STATEMENT
Argentina
Million of ARP$

	2Q05	2Q04	Var. %	Jan - Jun 05	Jan - Jun 04	Var. %

Revenues	648	297	118.4%	1,221	529	130.8%
EBITDA	46	5	n.m.	115	44	161.5%
%	7.0%	1.6%		9.4%	8.3%
EBIT	13	-16	186.9%	62	7	n.m.
%	2.1%	-5.2%		5.1%	1.3%

n.m. - not meaningful

Argentina's Operating Data

	2Q05	2Q04	Var. %

Subscribers (thousands)*	4,915	2,016	143.8%
Postpaid	568	343	65.7%
Prepaid	4,347	1,673	159.8%
MOU	143	161	-11.0%
ARPU (ARG$)	40	44	-8.6%
Churn (%)	2.6%	2.2%	0.4

* Historical subscriber data of CTI has been made to conform to the commercial plans currently in place.

Brazil

Strong seasonality in sales associated with Mother’s Day and Valentine’s Day, coupled with remarkable subscriber growth this year, led to a record number of net additions for a quarter, of 1.9 million subscribers. In the first half of the year Claro gained 2.5 million subscribers, taking its subscriber base to 16.2 million at the end of June. Claro’s share of net additions rose to 28% in the quarter.

Revenues were up 20.7% sequentially and 40.2% year-on-year to 1.7 billion reais in the second quarter. For the first six months of 2005 they totaled 3.1 billion reais, 35.9% more than a year before.

The rapid rate of subscriber growth led to an important increase in subscriber acquisition costs and through it to an EBITDA loss of 179 million reais in the quarter and 88 million through June. Before acquisition costs, EBITDA remained roughly flat relative to service revenues. Subscriber acquisition costs were up 62% quarter-over-quarter in absolute terms, but fell 12% on a per-gross-add basis. It is of interest to note that whereas second quarter ARPUs have fallen in local currency terms from a year ago, they have actually risen 17.4% in dollar terms.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	2Q05	2Q04	Var.%	Jan - Jun 05	Jan - Jun 04	Var.%

Revenues	1,685	1,190	41.5%	3,081	2,266	35.9%
EBITDA	-179	4	n.m.	-88	168	-152.3%
%	-10.6%	0.3%		-2.8%	7.4%
EBIT	-547	-323	-69.3%	-804	-472	-70.6%
%	-32.5%	-27.1%		-26.1%	-20.8%

n.m. - not meaningful

Brazil's Operating Data

	2Q05	2Q04	Var. %

Subscribers (thousands)	16,201	11,115	45.8%
Postpaid	2,633	2,034	29.5%
Prepaid	13,568	9,081	49.4%
MOU	83	94	-11.7%
ARPU (R$)	24	27	-10.2%
Churn (%)	2.7%	2.9%	-0.1

Central America

Strong wireless subscriber growth in Central America led to net additions of 323 thousand subscribers. On a year-to-date basis, our operations in the region have obtained 631 thousand new clients, which have taken our wireless subscriber base in the region to 3.1 million.

Combined revenues for our operations in Central America reached 329 million dollars, and 642 million dollars through June. Both figures represent year-on-year increases of just over 35%. It must be noted that MOUs in Central America, and particularly in Guatemala are amongst the highest in Latin America.

EBITDA expanded to 179 million dollars in the second quarter, resulting in an EBITDA margin of 54.4% in the period, two percentage points above that of the second quarter of 2004. In the first half of the year, combined EBITDA reached 338 million dollars.

Operating profits rose 17.7% sequentially to 119 million dollars, or 36.1% of revenues, and to 219 million dollars in the six-month period. This figure is 43.3% higher than that of the year before, which reflects among other things the incorporation of Enitel in Nicaragua and Sercom Honduras in Honduras in August and July of 2004 respectively.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	2Q05	2Q04	Var.%	Jan - Jun 05	Jan - Jun 04	Var.%

Revenues	329	243	35.3%	642	473	35.7%
EBITDA	179	127	40.6%	338	252	34.3%
%	54.4%	52.3%		52.6%	53.2%
EBIT	119	79	50.0%	219	153	43.3%
%	36.1%	32.6%		34.2%	32.3%

* Annual comparisons affected by the incorporation of Enitel and Sercom Honduras.

Central America's Operating Data

	2Q05	2Q04	Var. %

Wireless Subscribers (thousands)	3,105	1,847	68.1%
Postpaid	261	193	35.6%
Prepaid	2,844	1,654	71.9%
Fixed Lines (thousands)	1,954	1,935	1.0%

Total Lines (Wireless + Fixed, 000's)	5,059	3,782	33.8%
MOU*	159	163	-2.8%
ARPU (US$)*	13	14	-11.5%
Churn (%)*	1.3%	1.1%	0.1

*Operating data includes Guatemala, Nicaragua, El Salvador and Honduras. 2Q04 data includes
Guatemala, El Salvador and Sercom Nicaragua. Wireless data only.

Colombia

América Móvil’s operations in Colombia reported record gains in the second quarter of this year, 2.2 million subscribers, to end June with over nine million subscribers, more than double those registered a year earlier. The wireless penetration rate has doubled over the last twelve months.

Total revenues have expanded significantly as well. Second quarter revenues, 765 billion Colombian pesos, were 80.8% higher year-on-year. Through June, they totaled 1.4 billion pesos, 64.4% more than a year before. Blended ARPUs fell 7.8% in the quarter although both postpaid and prepaid ARPUs actually rose (by 2.8% and 1.0% respectively) as a consequence of the substantial expansion of the prepaid subscriber base in the quarter, which outpaced that of the postpaid base.

In light of fast-paced subscriber growth and the associated increase in subscriber acquisition costs, second quarter EBITDA came in at 94 billion Colombian pesos, somewhat below last year’s figures. EBITDA through the month of June amounted to 234 billion Colombian pesos and was equivalent to 16.6% of revenues.

Colombia reported an operating loss of 9 billion pesos in the second quarter, but on a six-month basis, operating profits totaled 33 billion pesos.

INCOME STATEMENT
Colombia
Billion of COP$

	2Q05	2Q04	Var. %	Jan - Jun 05	Jan - Jun 04	Var. %

Revenues	765	423	80.8%	1,409	857	64.4%
EBITDA	94	144	-34.9%	234	254	-7.9%
%	12.2%	34.0%		16.6%	29.6%
EBIT	-9	42	-122.2%	33	55	-40.8%
%	-1.2%	9.9%		2.3%	6.5%

Colombia's Operating Data

	2Q05	2Q04	Var. %

Subscribers (thousands)	9,174	4,319	112.4%
Postpaid	1,712	1,165	47.0%
Prepaid	7,463	3,154	136.6%
MOU	119	106	12.3%
ARPU (COP$)	25,291	29,792	-15.1%
Churn (%)	1.4%	2.5%	-1.1

Ecuador

Our subsidiary in Ecuador operating under the brand name Porta added 429 thousand new subscribers in the second quarter, three times more than in the same period of 2004, which brought net subscriber additions through June to 739 thousand, nearly as much as the number seen in all of 2004 (789 thousand). Conecel’s subscriber base ended the quarter at 3.1 million.

Revenue generation has proceeded very much in line with subscriber growth, with second quarter revenues reaching 144 million dollars, 67.5% more than a year earlier, the same rate of growth as that of the subscriber base. Quarter-over-quarter, revenues surged 19.1%, even more than subscribers, and ARPUs remained practically flat. In the first six-months of the year, Conecel’s revenues reached 264 million dollars and were up 60.7% year-on-year.

Second quarter EBITDA stood at 33 million dollars, or 22.7% of revenues, bringing the total for the semester to 71 million dollars, a 15.6% annual increase. Strong subscriber growth, and the corresponding increment in subscriber acquisition costs, led to a decrease in the EBITDA margin for the period, to 26.8% of revenues.

Operating profits came in at 18 million dollars in the second quarter and 43 million dollars in the first half of 2005.

INCOME STATEMENT
Ecuador
Millions of US$

	2Q05	2Q04	Var.%	Jan - Jun 05	Jan - Jun 04	Var.%

Revenues	144	86	67.5%	264	165	60.7%
EBITDA	33	32	0.8%	71	61	15.6%
%	22.7%	37.7%		26.8%	37.3%
EBIT	18	24	-22.8%	43	42	1.6%
%	12.6%	27.4%		16.3%	25.8%

Ecuador's Operating Data

	2Q05	2Q04	Var. %

Subscribers (thousands)	3,065	1,826	67.9%
Postpaid	272	148	84.0%
Prepaid	2,793	1,678	66.5%
MOU	44	48	-8.1%
ARPU (US$)	12	12	-3.9%
Churn (%)	3.2%	3.6%	-0.5

United States

Having added 83 thousand subscribers in the second quarter Tracfone, our subsidiary in the United States, ended June with 4.9 million subscribers, 540 thousand more than at the close of last year.

Revenues climbed in the quarter to 241 million dollars and to nearly half a billion dollars in the first six months of the year. Service revenue growth has been an important component of total revenue growth thus far this year. Second quarter revenues were up 30.8% year-on-year and 4.5% quarter-over-quarter. Both MOUs and ARPUs remained roughly flat over the previous quarter.

In terms of EBITDA, it came in at 31 million dollars in the quarter, equivalent to 12.8% of revenues, for a year-on-year increase of 61.6% . EBITDA totaled 69 million dollars in the first half of 2005, 2.5 times more than in the same period a year before.

Tracfone registered operating profits of 27 million dollars in the second quarter and 61 million dollars through June.

INCOME STATEMENT
United States
Millions of US$

	2Q05	2Q04	Var.%	Jan - Jun 05	Jan - Jun 04	Var.%

Revenues	241	185	30.8%	472	359	31.6%
EBITDA	31	19	61.6%	69	28	145.6%
%	12.8%	10.3%		14.6%	7.8%
EBIT	27	15	77.8%	61	20	205.1%
%	11.0%	8.1%		12.9%	5.6%

United States' Operating Data

	2Q05	2Q04	Var. %

Subscribers (thousands)	4,934	3,560	38.6%
MOU	63	58	8.8%
ARPU, Net (US$)*	14	15	-4.9%
Churn (%)	4.9%	4.4%	0.5

Exchange Rates

	2Q05	1Q05	Var.%	2Q04	Var.%	Jan - June 05	Jan - June 04	Var.%

Mexico
EoP	10.84	11.29	-4.0%	11.41	-5.0%	10.84	11.41	-5.0%
Average	10.95	11.23	-2.5%	11.40	-3.9%	11.09	11.25	-1.4%

Brazil
EoP	2.35	2.67	-11.8%	3.11	-24.4%	2.35	3.11	-24.4%
Average	2.43	2.63	-7.6%	3.06	-20.6%	2.53	2.99	-15.4%

Argentina
EoP	2.89	2.92	-1.0%	2.96	-2.4%	2.89	2.96	-2.4%
Average	2.89	2.93	-1.1%	2.91	-0.7%	2.91	2.91	0.1%

Colombia
EoP	2,332	2,376	-1.9%	2,700	-13.6%	2,332	2,700	-13.6%
Average	2,336	2,356	-0.8%	2,691	-13.2%	2,346	2,696	-13.0%

Guatemala
EoP	7.62	7.59	0.5%	7.92	-3.8%	7.62	7.92	-3.8%
Average	7.61	7.68	-0.8%	7.98	-4.6%	7.64	8.05	-5.0%

Honduras
EoP	19.00	19.07	-0.4%	18.47	2.8%	19.00	18.47	2.8%
Average	19.04	19.00	0.2%	18.40	3.5%	19.02	18.28	4.0%

Nicaragua
EoP	16.73	16.53	1.2%	15.93	5.0%	16.73	15.93	5.0%
Average	16.66	16.46	1.2%	15.87	5.0%	16.56	15.77	5.0%

Uruguay
EoP	24.60	25.55	-3.7%	29.70	-17.2%	24.60	29.70	-17.2%
Average	24.58	25.24	-2.6%	29.70	-17.2%	24.91	29.62	-15.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.